

February 12, 2014

John C. Fortson
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

      Re: **AAR CORP.**
            Form 10-K for the fiscal year ended May 31, 2013
            Filed July 26, 2013
            Definite Proxy Statement on Schedule 14A
            Filed August 20, 2013
            File No. 001-06263

Dear Mr. Fortson:

We have reviewed your response letter dated February 11, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2013

Notes to consolidated financial statements

Note 16. Business segment information, page 65

1. We note your assertion in the first paragraph of your response that your operating segments are your reporting segments and, as such, meeting aggregation criteria is not applicable. After reviewing the investor package as well as page 4 of Internal Information No. 2, submitted as supplemental materials, please tell us how you concluded that the units comprising your Aviation Services Segment, (i) inventory management and distribution services, (ii) airlift services; and (iii) repair and engineering services, do not represent separate operating segments. In this regard, the supplemental materials referenced above

provide detailed revenue and profitably measures for each of these units as well as backlog information. This appears to indicate that discreet financial information is not only available, but also that, based on its inclusion in the investor and Board presentations, it is regularly reviewed by the CODM. As such, please support your assertion that these units do not represent separate operating segments under ASC 280-10-50-1.

2. If you determine that each of these units is an operating segment, please support your aggregation of these operating segments in accordance with FASB ASC 280-10-50-11. Your response should specifically address differences in economic characteristics of each unit presented in the table referenced above, as well each unit's type or class of customer.

3. You indicate that Mr. Storch is your CODM. However, as noted in ASC 280-10-50-5 the chief operating decision maker of a public entity may be a group consisting of the public entity's president, executive vice presidents, and others. Also, as noted in ASC 280-10-50-8, the chief operating decision maker may also be the segment manager for certain operating segments. Further, a single manager may be the segment manager for more than one operating segment. In this regard, we note that Mr. Romenesko, your former Chief Operating Officer, is the segment manager for your Aviation Services Segment, overseeing and evaluating the performance of the three units within Aviation Services, (i) inventory management and distribution services, (ii) airlift services; and (iii) repair and engineering service, as well the three unit Vice Presidents. Please provide us with Mr. Romenesko's detailed job responsibilities. In addition, please tell us how he assesses performance and allocates resources to each of the three units within Aviation Services. With your response, please provide us with the internal reports that Mr. Romenesko reviews, as the segment manager, to assess performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Juan Migone at (202) 551-3312 or Amy Geddes, Review Accountant, at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Linda Cvrkel for David R. Humphrey

David R. Humphrey
Accounting Branch Chief